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                                                                      Exhibit 11

January 25, 2010

Seligman Value Fund Series, Inc.
50606 Ameriprise Financial Center
Minneapolis, Minnesota 55474

Gentlemen:

I have examined the Articles of Incorporation and the By-Laws of Seligman Value Fund Series, Inc. (the Company) and all necessary certificates, permits, minute books, documents and records of the Company, and the applicable statutes of the State of Maryland, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid, and nonassessable.

This opinion may be used in connection with this Amendment to the Registration Statement.

Sincerely,


/s/ Scott R. Plummer
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Scott R. Plummer
General Counsel
Seligman Value Fund Series, Inc.